UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Fairway Private Equity & Venture Capital
Opportunities Fund

(Name of Issuer)

Fairway Private Equity & Venture Capital
Opportunities Fund

(Name of Person(s) Filing Statement)

Class I Shares

(Title of Class of Securities)

30607E103

(CUSIP Number of class of securities)

Fairway Private Equity & Venture Capital Opportunities Fund

c/o Ultimus Fund Solutions, LLC

P.O. Box 541150

Omaha, NE 68154-9150

(833) 741-7382

(Name, Address and Telephone No. of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

(415) 315-6327

May 1, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

Items 1 through 11.

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by Fairway Private Equity & Venture Capital Opportunities Fund (the “Fund”) on May 1, 2025 relating to the tender offer (the “Offer”) by the Fund to repurchase up to 80,235.237 of its outstanding Class I Shares (the “Shares”), at a price per Share equal to the net asset value per Share (that is, the value of the total assets of Class I minus its total liabilities, divided by the total number of outstanding Shares) effective as of June 30, 2025 on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Repurchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on June 27, 2025.

2.	No Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

Item 12(b). Filing Fees.

Filing Fee Exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAIRWAY PRIVATE EQUITY & VENTURE CAPITAL OPPORTUNITIES FUND

By:	/s/ Kevin T. Callahan
Name:	Kevin T. Callahan
Title:	Principal Executive Officer

Dated: July 10, 2025

EXHIBIT INDEX

Exhibit

Filing Fee Exhibit.